UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                Commission File Number 333-09678
                                                                       ---------

(Check One):
|_| Form 10-K     |X| Form 20-F     |_| Form 11-K     |_| Form 10-Q     |_| Form N-SAR     |_| Form N-CSR

For Period Ended:                         December 31, 2004
                  --------------------------------------------------------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:
         PDVSA Finance Ltd.

Address of Principal Executive Office (Street and Number):
         Caledonian Bank  & Trust Ltd.
         Caledonian House
         P.O. Box 1043

City, State and Zip Code:
         George Town, Grand Cayman
         Cayman Islands

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |     (a)     The reasons described in reasonable detail in Part III of
        |             this form could not be eliminated without unreasonable
        |             effort or expense;
        |
        |     (b)     The subject annual report, semi-annual report, transition
        |             report on Form 10-K, 20-F, 11-K, Form N-SAR or Form
  |_|   |             N-CSR, or portion thereof, will be filed on or before the
        |             fifteenth
        |             calendar day following the prescribed due date; or the
        |             subject quarterly report or transition report on Form
        |             10-Q, or portion thereof, will be filed on or before the
        |             fifth calendar day following the prescribed due date; and
        |
        |     (c)     The accountant's statement or other exhibit required by
        |             Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         PDVSA Finance Ltd. (PDVSA Finance) respectfully notifies the Securities and Exchange Commission that it will not file its 2004 annual report on Form 20-F by June 30, 2005.

         As previously disclosed in our annual report on Form 20-F filed with the Securities and Exchange Commission on October 24, 2003, our parent company, Petroleos de Venezuela, S.A. (PDVSA), was affected by a work stoppage during December 2002 and January 2003 that disrupted its Venezuelan operations and administrative activities.

         During 2003 and 2004, PDVSA focused on re-establishing its Venezuelan operations and internal controls over operational activities. Nevertheless, PDVSA's financial reporting systems continue to suffer delays in the generation and preparation of financial statements. In particular, there have been delays in closing the year-end accounting records and in the analysis of accounts. The external audit is in progress. Therefore, PDVSA cannot issue its financial statements and will be delayed in filing its 2004 annual report. The filing will be made as soon as the 2004 audit is completed.

         PDVSA Finance's annual report on Form 20-F incorporates by reference PDVSA's annual report. Therefore, PDVSA Finance must wait to file its annual report until PDVSA's annual report is completed.

         The audit for the year ended December 31, 2003 has been completed and we furnished our audited financial statements for 2003 to the Securities and Exchange Commission on Form 6-K on May 4, 2004. The audit for the year ended December 31, 2004 has been completed and we have furnished our audited financial statements for 2004 to the Securities and Exchange Commission on Form 6-K on July 1, 2005. We also have furnished to the Securities and Exchange Commission on Form 6-K our interim financial statements (i) for the three months ended March 31, 2004 on June 2, 2004; (ii) for the six months ended June 30, 2004 on September 27, 2004; (iii) for the nine months ended September 30, 2004 on December 17, 2004; and (iv) for the three months ended March 31, 2005 on July 1, 2005. Also, our affiliate, CITGO, filed with the Securities and Exchange Commission its 2004 annual report on Form 10-K on March 31, 2005 and its 2005 first quarter report on Form 10-Q on May 16, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Antonio Simancas
     ---------------------------------------------------------------------------
     (Name)

     (011-58-212) (708-4663)
     ---------------------------------------------------------------------------
     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |_| Yes |X| No
     Annual Report on Form 20-F for the year ended December 31, 2003.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

                               PDVSA FINANCE LTD.
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: July 1, 2005                   By:  /s/ Mr. Antonio Simancas
                                         ---------------------------------------
                                         Name:  Mr. Antonio Simancas
                                         Title: Principal Director